UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cambridge Display Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

132193 10 3 (CUSIP Number)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Kelso GP VI, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person PN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) KEP VI, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Michael B. Lazar
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Frank J. Loverro
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) George E. Matelich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 8,657,833 7. Sole Dispositive Power 0 8. Shared Dispositive Power 8,657,833

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,657,833
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 44.4%
12.	Type of Reporting Person IN

CUSIP No. 132193 10 3

Item 1	(a)	Name of Issuer:

Cambridge Display Technology, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

c/o Cambridge Display Technology Limited 2020 Cambourne Business Park Cambourne, Cambridge, England CB3 6DW

Item 2	(a)	Name of Person Filing:

Kelso GP VI, LLC
Kelso Investment Associates VI, L.P.
KEP VI, LLC
Philip E. Berney
Frank K. Bynum, Jr.
Michael B. Goldberg
Michael B. Lazar
Frank J. Loverro
George E. Matelich
Frank T. Nickell
David I. Wahrhaftig
Thomas R. Wall, IV

Item 2	(b)	Address of Principal Business Office:

c/o Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022

Item 2	(c)	Citizenship:

See Item 4 of the cover pages attached hereto.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number:

132193 10 3

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c)

	(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

	(b)	Percent of class:

See Item 11 of the attached cover pages. The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by Cambridge Display Technology, Inc. on December 17, 2004.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Kelso GP VI, LLC (“GP VI”) is the general partner of Kelso Investment Associates VI, LP (“KIA VI”). GP VI disclaims beneficial ownership of the securities owned of record by KIA VI except to the extent of GP VI’s pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purposes.

GP VI and KEP VI, LLC (“KEP VI”), due to their common control, could be deemed to beneficially own each of the other’s securities. GP VI disclaims beneficial ownership of all the securities owned of record by KEP VI and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

KIA VI and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s securities. KIA VI and KEP VI each disclaim beneficial ownership of all of the securities owned of record by the other and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Messrs. Berney, Bynum, Goldberg, Lazar, Loverro, Matelich, Nickell, Wahrhaftig and Wall may be deemed to share beneficial ownership of securities owned of record by KIA VI and KEP VI, by virtue of their status as managing members of KEP VI and GP VI, but disclaim beneficial ownership of such securities, and this report shall not be deemed an admission that any of Messrs. Berney, Bynum, Goldberg, Lazar, Loverro, Matelich, Nickell, Wahrhaftig and Wall is the beneficial owner of these securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable as this statement is filed pursuant to Rule 13d-1(d).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2005

KELSO INVESTMENT ASSOCIATES VI, L.P

Signature:	*
By:	Kelso GP VI, LLC, its General Partner, by Philip E. Berney, its Managing Member

KEP VI, LLC

Signature:	*
By:	Philip E. Berney, Managing Member

KELSO GP VI, LLC

Signature:	*
By:	Philip E. Berney, Managing Member

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

MICHAEL B. LAZAR

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

FRANK T. NICKELL

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact**

**	The Powers of Attorney filed with the Securities and Exchange Commission with the Form 3s, dated December 15, 2004 in respect of the securities of Cambridge Display Technology, Inc. by Kelso GP VI, LLC, Kelso Investment Associates VI, L.P., KEP VI, LLC, Philip E. Berney, Frank K. Bynum, Michael B. Goldberg, Michael B. Lazar, Frank J. Loverro, George E. Matelich, Frank T. Nickell, David I. Wahrhaftig, and Thomas R. Wall, IV are hereby incorporated by reference.

Exhibit A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date: February 14, 2005

KELSO INVESTMENT ASSOCIATES VI, L.P

Signature:	*
By:	Kelso GP VI, LLC, its General Partner, by Philip E. Berney, its Managing Member

KEP VI, LLC

Signature:	*
By:	Philip E. Berney, Managing Member

KELSO GP VI, LLC

Signature:	*
By:	Philip E. Berney, Managing Member

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

MICHAEL B. LAZAR

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

FRANK T. NICKELL

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact